Exhibit 2.10

24 September 2010

CSG SYSTEMS UK LIMITED

CSG SYSTEMS, INC.

and

INTEC TELECOM SYSTEMS PLC

IMPLEMENTATION AGREEMENT

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	IMPLEMENTATION OF THE ACQUISITION	6

3.	OBLIGATIONS OF BIDCO AND INTEC	8

4.	PUBLICATION OF THE ACQUISITION DOCUMENT	10

5.	REPRESENTATIONS AND WARRANTIES	11

6.	RECOMMENDATION	12

7.	MATCHING RIGHT	12

8.	CONDUCT PENDING COMPLETION OF THE ACQUISITION	13

9.	BREAK FEE	15

10.	TERMINATION	16

11.	COSTS	17

12.	FIDUCIARY DUTIES OF THE INTEC DIRECTORS	17

13.	ANNOUNCEMENTS	17

14.	ENTIRE AGREEMENT	17

15.	MISCELLANEOUS	18

SCHEDULE 1 FORM OF RULE 2.5 ANNOUNCEMENT		21

SCHEDULE 2 SCHEME TIMETABLE		22

SCHEDULE 3 INTEC SHARE SCHEMES		23

PART 1 SHARE SCHEME PROPOSALS		23

PART 2 OPTIONS AND AWARDS		27

THIS IMPLEMENTATION AGREEMENT is made on 24 September 2010

BETWEEN:

(1)	CSG SYSTEMS UK LIMITED (registered in England and Wales with registered number 7382973) whose registered office is at 20-22 Bedford Row, London WC1R 4JS (Bidco)

(2)	CSG SYSTEMS, INC. (registered in the United States of America under the laws of Delaware) whose registered office is at 9555 Maroon Circle, Englewood, Colorado 80112, USA (CSG Systems); and

(3)	INTEC TELECOM SYSTEMS PLC (registered in England and Wales with registered number 03931295) whose registered office is at Wells Court, Albert Drive, Woking, Surrey GU21 5UB) (Intec),

(each a party and together the parties).

WHEREAS:

(A) CSG International, Bidco’s ultimate parent company, proposes to announce immediately following execution of this Agreement a firm intention to make a recommended cash acquisition of the entire issued and to be issued share capital of Intec pursuant to Rule 2.5 of the City Code.

(B) The Acquisition will be made by Bidco, a wholly-owned subsidiary undertaking of CSG International, on the terms and subject to the conditions: (i) referred to in the Rule 2.5 Announcement and this Agreement; and (ii) to be set out in the Acquisition Document.

(C) Bidco and Intec intend that the Acquisition will be implemented by way of the Scheme, although Bidco reserves the right, as set out in this Agreement and the Rule 2.5 Announcement, to implement the Acquisition by way of the Takeover Offer.

(D) The parties are entering into this Agreement to set out certain obligations and commitments in relation to the Acquisition and its implementation (whether by way of the Scheme or the Takeover Offer) as well as certain matters relating to the conduct of the business of the Intec Group pending the Acquisition Effective Date.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1 In this Agreement (including the recitals), the following terms and expressions shall have the following meanings:

Acquisition means the direct or indirect acquisition of the entire issued and to be issued share capital of Intec by Bidco (other than any Intec Shares already held by Bidco (if any)), to be effected by way of: (i) the Scheme; or (ii) the Takeover Offer (as the case may be);

Acquisition Conditions means the terms and conditions set out in Appendix I of the Rule 2.5 Announcement;

Acquisition Document means: (i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Takeover Offer is (or is to be) implemented, the Takeover Offer Document;

Acquisition Effective Date means: (i) if the Scheme is (or is to be) implemented, the date that the Scheme becomes effective in accordance with its terms; or (ii) if the Takeover Offer is (or is to be) implemented, the date that the Takeover Offer becomes or is declared unconditional in all respects;

Bidco Directors means the directors of Bidco from time to time;

Break Fee has the meaning given in clause 9;

Business Day means a day (other than a Saturday or Sunday) on which banks in the UK and USA are generally open for business;

City Code means the City Code on Takeovers and Mergers, as amended from time to time;

Clearances means all consents, clearances, permissions and waivers as may be necessary or desirable, and all filings and the expiry of all waiting periods that may be necessary or desirable, from or under the laws, regulations or practices applied by any Relevant Authority in connection with the implementation of, in each case to the extent relevant, the Acquisition (including, but not limited to any such consents, clearances, permissions, waivers and all filings and the expiry of all waiting periods as are set out in the Conditions) and references to Clearances having been satisfied shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired, on terms satisfactory to Bidco;

Companies Act means the Companies Act 2006 (as amended or re-enacted from time to time);

Competing Break Fee means a break fee, inducement fee or similar fee in relation to any Competing Proposal;

Competing Proposal means any offer, scheme of arrangement, merger or business combination, or similar transaction, which is announced or entered into, or is proposed, by a third party which is not acting in concert (as defined in the City Code) with Bidco, including any revisions thereof, and the purpose of which is, or would be, to enable that third party (or any other person) to acquire, directly or indirectly, all or a significant proportion (being 30 per cent. or more when aggregated with the shares already held by the third party and any person acting in concert (as defined in the City Code) with that third party) of the share capital of Intec, or all or a significant proportion (being 30 per cent. or more) of its undertaking, assets or business, or any other arrangement or transaction or series of the same which is inconsistent with the implementation of the Acquisition;

Conditions means (i) if the Scheme is (or is to be) implemented, the terms and conditions comprising the Scheme Conditions; or (ii) if the Takeover Offer is (or is to be) implemented, the terms and conditions comprising the Takeover Offer Conditions;

Confidentiality Agreement means the confidentiality agreement between CSG International and Intec in relation to the Acquisition dated 22 September 2009, as amended on 22 July 2010;

Court means the High Court of Justice in England and Wales;

Court Meeting the meeting or meetings of Scheme Shareholders to be convened by order of the Court pursuant to Part 26 of the 2006 Act to approve the Scheme (with or without amendment) including any adjournment or postponement of any such meeting;

Court Orders means the Scheme Court Order and the Reduction Court Order;

CSG International means CSG Systems International, Inc.;

CSG International Directors means the directors of CSG International from time to time;

General Meeting means the general meeting of Intec Shareholders to be convened in connection with the Scheme to consider and, if thought fit, approve certain resolutions in relation to the Scheme and the Acquisition (with or without amendment) and any adjournment thereof;

Group means, in relation to any person, that person and any companies which are holding companies, subsidiaries or subsidiary undertakings of that person or of any such holding company;

group undertakings shall have the meaning ascribed to it in section 1161 of the Companies Act;

holding company shall have the meaning ascribed to it in section 1159 of the Companies Act;

Intec Connected Persons means, in relation to Intec, each member of Intec’s Group and each of their respective directors, officers, employees, consultants, agents and advisers;

Intec Directors means the directors of Intec from time to time;

Intec Share Schemes means the Intec Company Share Option Scheme, the Intec Telecom Systems plc 2000 Stock Option and Incentive Plan for United States Employees and the Intec Telecom Systems Long-Term Incentive Plan;

Intec Shareholders means the registered holders of Intec Shares from time to time;

Intec Shares means ordinary shares of 1 pence each in the capital of Intec;

Information has the meaning given in the Confidentiality Agreement;

Listing Rules means the listing rules of the UK Listing Authority (as amended from time to time);

Longstop Date means 10 March 2011;

Major Transaction means any proposal by Intec or any of its group undertakings to dispose of any significant part (being 30 per cent. or more) of its undertaking, business or assets or any other transaction requiring the approval of Intec Shareholders under the Listing Rules;

Meetings means the Court Meeting and the General Meeting;

Non-Solicitation Agreement means the non-solicitation agreement between CSG International and Intec dated 1 August 2010, as amended on 18 August 2010 and 19 August 2010;

Panel means the Panel on Takeovers and Mergers;

Permitted Adjournment means an adjournment of the Court Meeting and/or the General Meeting which is sought by Intec as a result of: (i) a request for such adjournment made by Bidco; (ii) any requirement of the Court or the Panel; or (iii) events or circumstances which are beyond the reasonable control of Intec and which prevent, prohibit or materially restrict Intec’s ability to convene, hold and transact the relevant business at each of the Meetings at the time and date specified in the Scheme Document;

Reduction Court Hearing means the hearing of the Court to confirm the Reduction of Capital;

Reduction Court Order means the order of the Court confirming the Reduction of Capital under section 641 of the Companies Act;

Reduction of Capital means the proposed reduction of the share capital of Intec in connection with the Scheme under Chapter 10 of Part 17 of the 2006 Act;

Registrar of Companies means the Registrar of Companies of Companies for England and Wales;

Relevant Authority means central bank, ministry, government, government department, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt, the Panel, the US Department of Justice and the US Federal Trade Commission;

Revised Acquisition has the meaning given in clause 7.1;

Rule 2.5 Announcement means the draft press announcement set out in Schedule 1;

Scheme means the scheme of arrangement proposed to be made under Part 26 of the 2006 Act between Intec and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Intec and Bidco, the full terms of which will be set out in the Scheme Document or (as the case may be) any supplemental circular(s);

Scheme Conditions means the Acquisition Conditions, which shall be incorporated into the Scheme Document;

Scheme Court Hearing means the hearing of the Court to sanction the Scheme;

Scheme Court Order means the order of the Court sanctioning the Scheme under section 899 of the Companies Act;

Scheme Document means the document to be despatched to Intec Shareholders and others by Intec containing, amongst other things, the Scheme, the Scheme Conditions and other relevant terms and conditions, certain information about CSG International, Bidco and Intec and the notices of the Meetings and, where the context so admits, includes any form of proxy, election, notice, court document, meeting advertisement or other document reasonably required in connection with the Scheme;

Scheme Shareholders means the holders of Scheme Shares;

Scheme Shares has the meaning given in the Rule 2.5 Announcement;

subsidiary has the meaning ascribed to it in section of 1159 of the Companies Act;

subsidiary undertaking has the meaning ascribed to it in section 1162 of the Companies Act;

Superior Proposal means a bona fide Competing Proposal which the Intec Directors consider, acting reasonably and in good faith and after consultation with their legal and financial advisers, is able to be announced pursuant to Rule 2.5 of the City Code promptly and is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to consummate the transactions contemplated by such proposal) and which at the time of announcement would be superior to the Acquisition from a financial point of view for Intec Shareholders, and which the Intec Directors are therefore minded to recommend;

Superior Proposal Notice has the meaning given in clause 7.1(a);

Supplemental Document has the meaning given in clause 4.4;

Takeover Offer means a takeover offer (within the meaning of Section 974 of the Companies Act) for the entire issued and to be issued share capital of Intec (other than any shares held by Bidco (if any)) including any amendment or revision thereto, the full terms of which will be set out in the Takeover Offer Document or (as the case may be) any revised offer document(s);

Takeover Offer Conditions means the Acquisition Conditions, so far as applicable and subject to appropriate amendments for the Takeover Offer, including (without limitation) the deletion of the Condition set out in paragraph 2 of Appendix I of the Rule 2.5 Announcement and its replacement with a condition that the Takeover Offer be conditional on valid acceptances being received in respect of not less than 75 per cent. (or such lesser percentage as Bidco may decide or the Panel may require) in nominal value of the Intec Shares to which the Takeover Offer relates, which conditions shall be incorporated in the Takeover Offer Document;

Takeover Offer Document means, if following the date of this Agreement Bidco elects to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.7, the document to be despatched to Intec Shareholders and others by Bidco (or such other entity as it may elect) containing, amongst other things, the Takeover Offer, the Takeover Offer Conditions and certain information about Bidco and Intec and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

Timetable means (i) if the Scheme is (or is to be) implemented, the indicative timetable for the Scheme set out in Schedule 2; (ii) if the Takeover Offer is (or is to be) implemented, such indicative timetable (which complies with the requirements of the City Code) as may be notified in writing by Bidco to Intec as soon as reasonably practicable following Bidco making a valid election in accordance with clause 3.7;

UK Listing Authority the UK Financial Services Authority, its successor from time to time, or any other body acting in its capacity as the competent authority for listing in the UK under the Financial Services and Markets Act 2000.

1.2 In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to time are to local time in London; and

(e)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3 Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above.

2.	IMPLEMENTATION OF THE ACQUISITION

2.1 Subject to clause 3.7, Intec undertakes to (and undertakes to procure that the other members of the Intec Group will) implement the Acquisition by way of the Scheme in accordance with, and subject to, the Conditions and, so far as reasonably possible, within the Timetable.

2.2 The principal terms of the Acquisition shall be as set forth in the Conditions, the terms as set out in the Rule 2.5 Announcement and such other terms or other modifications as Bidco and Intec may agree.

2.3 Each of Bidco and Intec undertakes to the other (to the extent that such steps have not already been taken prior to the date hereof):

(a)	to make as promptly as reasonably practicable and in accordance with any applicable time limits (and any extension thereof that may be granted), all such notifications or filings with any appropriate Relevant Authorities, whether jointly or separately (as may be required by applicable law), as Bidco reasonably considers are necessary or desirable for the implementation of the Acquisition, the obtaining of the Clearances and/or the satisfaction of the Conditions;

(b)	unless the parties agree otherwise, to provide as promptly as practicable, in consultation with the other party, such information or documentation as may be reasonably requested by a Relevant Authority (insofar as the relevant party has or can procure the requested information or documentation), whether or not any notification has been made to it under applicable law;

(c)	promptly to notify the other party of, and provide copies of, any communications (whether oral or written) received from or made to a Relevant Authority in connection with the obtaining of the Clearances, the satisfaction of the Conditions and the implementation of the Acquisition, save in respect of any information the disclosure of which would, in the reasonable opinion of the party concerned, adversely affect its legitimate business interests, provided that in such circumstances a copy of such communication is provided to the other party’s external counsel on an ‘external counsel only’ basis and a non-confidential version of the same (or a non-confidential summary of a non-written communication) is provided to the other party; and

(d)	take such measures that are reasonably necessary or desirable to ensure that the implementation of the Acquisition does not breach any applicable laws or regulations.

2.4 Bidco undertakes to:

(a)	consult with Intec as to the form and content of any notification, filing, response to a request for information or other submission (together, Submissions) to be made to a Relevant Authority in connection with the implementation of the Acquisition, save that where such information is reasonably considered by Bidco to be commercially sensitive, Bidco may choose to provide such information to Intec’s legal advisers on an ‘external counsel only’ basis;

(b)	use all reasonable endeavours to procure that Intec and its advisers are able to attend meetings and participate in any discussions (including telephone discussions) with any Relevant Authority in relation to the Acquisition;

(c)	procure that drafts or re-drafts of any Submissions are provided to Intec as soon as practicable and in sufficient time to allow Intec and its advisers to provide comments thereon prior to submission to the Relevant Authorities, save that where such drafts or re-drafts contain information that is reasonably considered by Bidco to be commercially sensitive, Bidco may choose to provide such information to Intec’s legal advisers on an ‘external counsel only’ basis; and

(d)	take reasonable account of the comments of Intec and its advisers on such drafts and re-drafts of any Submission before they are submitted.

2.5 Clause 2.4 shall apply mutatis mutandis as regards Intec’s undertakings to Bidco.

2.6 Each of Intec and Bidco undertakes to keep the other informed reasonably promptly of developments which are material or potentially material to the obtaining of the Clearances by the date of the Scheme Court Hearing, as set out in the Timetable, or which would otherwise materially affect the implementation of the Acquisition.

2.7 Each party confirms to the other that, as at the date of this Agreement, it is not aware of any material matter or circumstance which would or could reasonably be expected to result in any of the Conditions not being satisfied.

3.	OBLIGATIONS OF BIDCO AND INTEC

Steps required to implement the Scheme

3.1 Subject to clause 4, Intec shall as promptly as reasonably practicable prepare and, subject to any necessary approval of the Panel, the UK Listing Authority and the Court, publish and circulate as promptly as practicable, and in accordance with the Timetable, and in a manner approved by the Panel, the UK Listing Authority or the Court, as necessary:

(a)	the Scheme Document;

(b)	such other information, documents, circulars, forms, notices or announcements (as the case may be), as are or may be required by the City Code, the Panel, the Companies Act, the Listing Rules or any applicable laws or regulations in connection with the implementation of the Acquisition; and

(c)	such other information, circulars, forms, notices or announcements (as the case may be) as Bidco and Intec agree in writing.

Further steps required to implement the Scheme

3.2 If, and for so long as, the Acquisition is being (or is to be) implemented by way of the Scheme, and without prejudice to the generality of clause 2.1, Intec shall (and shall procure that any relevant member of its Group shall):

(a)	as soon as reasonably practicable and in accordance with the Timetable, apply to the Court for leave to convene the Court Meeting and file such documents and take such steps as may be necessary in connection therewith;

(b)	subject to the approval of Bidco, finalise and (where required) settle with the Court the Scheme Document, all necessary advertisements and forms of proxy and election and (insofar as required) seek the approval of the UK Listing Authority and the Panel in relation to such documents;

(c)	once approved by Bidco and the Court, not seek to: (i) revise the Scheme Document; (ii) amend the terms of the Acquisition; or (iii) (unless required by the Court) adjourn the Meetings, in each case, without the prior written consent of Bidco (such consent not to be unreasonably withheld or delayed) and (if applicable) the prior consent of the Panel;

(d)	as soon as reasonably practicable following: (i) the Court making the order necessary for the purpose of convening the Court Meeting; (ii) any necessary advertisements, the Scheme Document and forms of proxy and election being settled with the Court; and (iii) such documents being approved by Bidco, publish the requisite advertisements and arrange for the posting of the Scheme Document to the Intec Shareholders (who are on the register of members of Intec on a record date to be agreed with the Court) and others entitled to receive the same, and thereafter publish and/or post such other documents and information as the Court may approve and/or direct from time to time in connection with the due implementation of the Scheme;

(e)	not (unless required by the Court or required by or agreed with the Panel) agree to an extension of time in connection with, or to any variation, amendment, withdrawal or non-enforcement (in whole or in part) of, the Scheme without the prior written consent of Bidco (such consent not to be unreasonably withheld or delayed);

(f)	prior to the Meetings, keep Bidco informed, on a regular basis or as soon as reasonably practicable following a request from Bidco, of the number of proxy votes received in respect of the resolutions to be proposed at the General Meeting and the Court Meeting and the identity of the relevant Scheme Shareholders;

(g)	acknowledge that Bidco may, prior to the General Meeting, appoint a proxy solicitation agent to facilitate proxy voting by Intec Shareholders (provided that Bidco has first consulted with Intec in relation to such appointment and has taken into account Intec’s reasonable requirements in relation to the same);

(h)	subject to any Permitted Adjournments, convene, hold and transact the relevant business at each of the Meetings at the time and date specified in the Scheme Document (or as soon as practicable thereafter) and propose the resolutions set out in the notices of those Meetings (as appropriate) without amendments;

(i)	subject to the Scheme becoming effective by not later than the Longstop Date (or such later date as Bidco, Intec and the Court may agree) agree and assist in implementing any extension of time limits in the City Code or of the Timetable which Bidco reasonably requests to satisfy the Conditions and, if required, the Panel approves;

(j)	following each of the Meetings and assuming the necessary resolutions are passed by the requisite majorities, as soon as reasonably practicable (and in accordance with the Timetable and this Agreement) take all necessary steps to seek the sanction of the Court to the Scheme (unless Bidco has notified Intec in writing that an event has occurred or a circumstance has arisen which Bidco considers is sufficiently material for the Panel to permit it to withdraw from the Acquisition), and take any other action reasonably necessary to implement the Acquisition (including, for the avoidance of doubt, reconvening the Court Meeting and any other necessary shareholder meetings if so required by the Court);

(k)	subject to applicable confidentiality, legal and regulatory requirements, co-operate with and provide such details to Bidco in relation to the Intec Share Schemes as Bidco reasonably requires in order to plan and make proposals to the participants of the Intec Share Schemes and, if necessary, to communicate with such participants in respect of such proposals;

(l)	not allot or issue any Intec Shares between 6.00 p.m. on the Business Day before the Reduction Court Hearing and the time upon which the Scheme becomes effective;

(m)	as soon as reasonably practicable following sanction of the Scheme and the confirmation of the Reduction of Capital by the Court, cause an office copy of the Court Orders and any other necessary documents to be filed with the Registrar of Companies;

(n)	take steps in consultation with Bidco to ensure that the issue of shares to Bidco in accordance with the Scheme becomes effective upon an office copy of the Court Orders being filed with the Registrar of Companies and, in the case of the Scheme Court Order, registered by him; and

(o)	procure that the Intec Directors accept responsibility for all the information in the Scheme Document other than that relating to Bidco, the Bidco Directors, CSG International and the CSG International Directors (and, in each case, members of their immediate families, related trusts and persons connected with them), information on Bidco’s future plans for the Group, its management and employees and any acquisition financing relating to Bidco and any other information for which a bidder would customarily accept responsibility in a document such as a Scheme Document.

Intec employees and incentive schemes

3.3 Bidco and Intec each agree that, following the release of the Rule 2.5 Announcement, they will each make a copy of the Rule 2.5 Announcement available to their respective employee representatives in accordance with the requirements of the City Code.

3.4 Bidco and Intec undertake to each other to co-operate with the other to ensure that the requirements of the City Code in relation to employee consultation are met.

3.5 The provisions of Schedule 3 shall apply to the Intec Share Schemes.

Access to Intec management

3.6 During the period from the release of the Rule 2.5 Announcement to the Acquisition Effective Date and subject to all applicable legal and regulatory requirements, Intec will, and will procure that each member of the Intec Group will:

(a)	provide Bidco, its advisers and its representatives with reasonable access to the management of Intec, members of the Intec Group and Intec’s advisers (such access not to be unreasonably refused or delayed); and

(b)	upon reasonable request, provide Bidco, its advisers and representatives with such material information in relation to the business of the Intec Group as is requested.

Switching to a Takeover Offer

3.7 Bidco may elect at any time (with the Panel’s consent, if required, and having first consulted with Intec), by delivering a written notice to Intec to that effect, to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted.

3.8 If Bidco elects to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.7, clause 4.3 shall apply and Intec further undertakes to refrain from taking any further steps to implement the Scheme.

4.	PUBLICATION OF THE ACQUISITION DOCUMENT

4.1 Intec agrees:

(a)	that the Acquisition Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between Bidco and Intec; and

(b)	to co-operate and consult with Bidco in the preparation and publication of the Acquisition Document or any other document or filing which is required or which Bidco reasonably considers to be necessary or appropriate for the purposes of implementing the Acquisition.

4.2 If Bidco implements the Acquisition by way of the Scheme:

(a)	Bidco undertakes to provide Intec as soon as reasonably practicable with all such information about itself, its Group and its concert parties as may reasonably be required for inclusion in the Scheme Document and to provide all such other assistance as may reasonably be required in connection with the preparation of the Scheme Document, including access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers;

(b)	Intec agrees to seek the approval of Bidco as to the form and content of the Scheme Document before it is posted and to afford Bidco sufficient time to consider the Scheme Document in order to give such approval; and

(c)	Intec shall not despatch the Scheme Document until Bidco has approved it in writing.

4.3 If Bidco elects to implement the Acquisition by way of the Takeover Offer, Intec undertakes to provide Bidco as soon as reasonably practicable with all such information about itself and the Intec Connected Persons as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required in connection with the preparation of the Takeover Offer Document, including access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

4.4 Should any supplemental document, circular or announcement be required to be published and/or submitted to the Court in connection with the Acquisition (a Supplemental Document) Intec shall provide such co-operation and information (including such information as is necessary for the Supplemental Document to comply with all applicable legal and regulatory provisions) as Bidco may reasonably request and is reasonably necessary to finalise and publish promptly such Supplemental Document.

5.	REPRESENTATIONS AND WARRANTIES

5.1 Each party represents and warrants to the other that:

(a)	it has the requisite power and authority to enter into this Agreement;

(b)	this Agreement is binding on it in accordance with its terms; and

(c)	the execution and delivery, and performance of its obligations under, this Agreement will not result in:

(i)	a breach of any of its constitutional documents;

(ii)	a breach of, or default under, any instrument to which it is a party or by which it is bound; or

(iii)	a breach of any order, judgment or decree of any court or governmental agency to whose jurisdiction it is subject.

5.2 Intec represents, warrants and undertakes to Bidco that:

(a)	(without giving any representation as to the likelihood of Scheme Shareholders choosing to vote in favour of the resolutions to be proposed at the Meetings or to accept any Takeover Offer) it is not aware of any material matter or circumstance which would or could reasonably be expected to result in any of the Conditions not being satisfied;

(b)	it has not agreed to pay any form of Competing Break Fee; and

(c)	the Intec Directors shall not exercise their discretion, as permitted by article 18(7) of the articles of association of Intec, to refuse to register any transfer of any Intec Shares in connection with the Acquisition.

5.3 Bidco represents, warrants and undertakes to Intec that the implementation and consummation of the Acquisition does not require the approval of CSG International’s shareholders.

5.4 CSG Systems undertakes to Intec that it shall procure that Bidco complies in all respects with its obligations under this Agreement.

6.	RECOMMENDATION

6.1 Subject to clause 6.2, Intec agrees that any Acquisition Document shall incorporate a unanimous and unqualified recommendation from the Intec Directors to vote in favour of the resolutions to be proposed at the Meetings or to accept the Takeover Offer (as the case may be) as they shall do in respect of their own holdings of Intec Shares.

6.2 Intec further undertakes that the Intec Directors will not at any time withdraw, modify, qualify or amend their recommendation or, prior to the publication of the Acquisition Document, their stated intention to recommend, except to the extent that the Intec Directors have determined in good faith (based on appropriate external financial and legal advice) that such recommendation should not be given or should be withdrawn, modified, qualified or amended in order to comply with their fiduciary duties and provided that Intec shall notify Bidco as soon as reasonably practicable that the recommendation may not be given or may be withdrawn, modified, qualified or amended.

7.	MATCHING RIGHT

7.1 Intec agrees that:

(a)	Bidco may amend the terms of the Acquisition at any time and from time to time (subject to the City Code), save that such terms and conditions of the Acquisition shall always be equal to or better than those contained in the Rule 2.5 Announcement or as otherwise provided for in this Agreement;

(b)	if it considers, or if the Intec Directors determine, that any Competing Proposal constitutes a Superior Proposal, it shall (in addition to its obligations pursuant to clause 8.5) confirm to Bidco in writing (a Superior Proposal Notice) forthwith that such Competing Proposal constitutes a Superior Proposal and provide the material details of such Competing Proposal that led the Intec Directors to determine that it constitutes a Superior Proposal (in particular the offer price and material conditions of the Superior Proposal); and

(c)	it and the Intec Directors shall not recommend, or agree to recommend, any Competing Proposal, withdraw, qualify or adversely modify the recommendation of the Acquisition, withdraw the Scheme, postpone or adjourn either of the Meetings (unless such adjournment is a Permitted Adjournment) or agree to pay a Competing Break Fee unless it has served a Superior Proposal Notice on Bidco in accordance with clause 7.1(b) and thereafter Bidco:

(i)	notifies Intec that it is not willing to make an offer or proposal which would provide equal or superior financial value to Intec’s Shareholders in comparison to the Superior Proposal (the Revised Acquisition); or

(ii)	fails, within 96 hours of receiving the Superior Proposal Notice, to announce its firm intention to make the Revised Acquisition pursuant to Rule 2.5 of the City Code.

7.2 If Bidco, within 96 hours of receiving the Superior Proposal Notice, announces its firm intention to make the Revised Acquisition pursuant to Rule 2.5 of the City Code, the Intec Directors shall make a unanimous and unqualified recommendation of the Revised Acquisition to the Intec Shareholders and Bidco shall be entitled to refer to such recommendation in any such announcement and the Intec Directors shall not recommend the Superior Proposal nor agree to pay a Competing Break Fee in relation to such Superior Proposal.

8.	CONDUCT PENDING COMPLETION OF THE ACQUISITION

8.1 Pending the Acquisition Effective Date, and without prejudice to Rule 21 of the City Code and subject to all applicable legal and regulatory requirements, Intec shall and shall procure that each member of its Group shall:

(a)	carry on its businesses in the ordinary course and, unless in accordance with the terms of existing arrangements entered into prior to the date of this Agreement or with the consent of Bidco, shall not undertake any material commitment or enter into any material contract (other than in connection with sales contracts of a revenue generating nature) or acquire or dispose of any material assets, liabilities or businesses. For the purposes of this clause 8.1(a), a matter shall be material if, in a single transaction or a series of related transactions, it amounts to or exceeds an aggregate amount of £2.5 million;

(b)	disclose to Bidco as soon as reasonably practicable any matter of which it is aware which is reasonably likely to constitute a breach of any of the Conditions or result in any of them not being satisfied in the timescale contemplated by the Timetable, or otherwise result in a delay in the Timetable;

(c)	once the Acquisition Document has been circulated to Intec Shareholders, except as required by law or by the Panel (after any rights Bidco may have to appeal a Panel ruling have been exhausted), not make any amendment or addition to, or otherwise vary, the terms of the Acquisition Document without the prior written approval of Bidco; and

(d)	not:

(i)	change the general terms of employment of its employees or the terms of employment of its directors in any way, other than in the ordinary course of business;

(ii)	adopt or amend any employee benefit, bonus or profit sharing scheme (including without limitation any scheme having share purchase or share option provisions);

(iii)	enter into any arrangements with the trustees of any pension scheme, in which it or any member of its Group participates, to pay employer contributions to such scheme other than those employer contributions agreed with the trustees as at the date of this Agreement, save as required by law or regulation or the rules of any such scheme;

(iv)	recommend, declare, announce, pay or make or propose the recommendation, declaration, payment or making of, any bonus, dividend, or other distribution to its shareholders without the prior written consent of Bidco;

(v)	except in respect of options granted at the date of this Agreement under the Intec Share Schemes and save as contemplated pursuant to the Scheme, alter the authorised or allotted or issued share capital of Intec, nor grant any options or other rights to subscribe for any shares under the Intec Share Schemes, without the prior written consent of Bidco;

(vi)	other than as contemplated by clause 8.4, amend the memorandum or articles of association of any member of Intec’s Group;

(vii)	otherwise take any action which it knows would or might reasonably be expected to be prejudicial to the successful outcome of the Acquisition or which would or might reasonably be expected to have the effect of preventing any of the Conditions from being fulfilled or resulting in a delay to the Timetable;

(viii)	enter into any loan agreement with any bank or other financial institution, issue any debt securities or (otherwise than in the ordinary course of business) incur any other indebtedness;

(ix)	repay, accelerate or otherwise amend the terms of any indebtedness of any member of the Intec Group otherwise than in the usual course of carrying on its business or cancel any facilities available to Intec; or

(x)	agree to do any of the above.

8.2 Intec undertakes that, except with the prior written consent of Bidco, it will not agree, announce or submit to its shareholders for approval in general meeting any resolution in relation to a Major Transaction.

8.3 Intec shall promptly notify Bidco if Intec becomes aware of any act, matter or thing inconsistent with its obligations contained in clause 8.1.

8.4 Intec shall propose to Intec Shareholders such changes as Bidco may reasonably require to Intec’s articles of association in order to implement the Acquisition in relation to holders of options under the Intec Share Schemes.

8.5 Intec agrees that:

(a)	it shall not, and shall procure that no Intec Connected Person shall, directly or indirectly, solicit, initiate or otherwise seek to procure any Competing Proposal or Major Transaction (provided that the above shall not prevent it or any Intec Connected Person from responding to or dealing with any unsolicited offer, proposal, enquiry or approach which the Intec Directors reasonably consider to be bona fide);

(b)	except in circumstances consistent with the proviso in clause 8.5(a) it shall not, and shall procure that no Intec Connected Person shall, directly or indirectly, disclose information to any third party in connection with a possible Competing Proposal or Major Transaction other than to the extent required to comply with Rule 20.2 of the City Code;

(c)	except in circumstances consistent with the proviso in clause 8.5(a), or as required by the City Code, it shall not, and shall procure that no Intec Connected Person shall, enter into or participate in any discussions or negotiations or otherwise communicate with any person in relation to any possible Competing Proposal or Major Transaction;

(d)	it shall notify Bidco in writing if it or any Intec Connected Person receives any bona fide approach in relation to a possible Competing Proposal or Major Transaction or any valid request for information under Rule 20.2 of the City Code, in each case as soon as reasonably practicable after any such approach or request (as the case may be) is received (provided that it need not identify the third party or the terms of such approach to Bidco); and

(e)	it shall, as soon as reasonably practicable thereafter, notify and provide to Bidco any information that it provides to a third party in connection with any possible Competing Proposal or Major Transaction.

8.6 In the event that Intec or any Intec Connected Person receives any Rule 20.2 request as is referred to in clause 8.5 it shall, in complying with such request, provide only such information (and in the same form) as it has previously provided to Bidco and only to the extent that such information has been requested.

9.	BREAK FEE

9.1 As an inducement to Bidco to release the Rule 2.5 Announcement, Intec undertakes to pay to Bidco the sum of £2,329,025 (the Break Fee), by way of compensation, if the Rule 2.5 Announcement is released and after such announcement any of the following events occur:

(a)	the Intec Directors (or any committee thereof) withdraw, qualify or adversely modify, for whatever reason, the terms of their recommendation of the Acquisition and/or their publicly stated intention to make such recommendation and/or recommend a Competing Proposal; or

(b)	a Competing Proposal is announced (whether or not on a pre-conditional basis and whether pursuant to Rule 2.4 of the City Code, Rule 2.5 of the City Code or otherwise) before the Acquisition has lapsed or (with the consent of the Panel) has been withdrawn, and that Competing Proposal or any other Competing Proposal that is announced (whether or not on a pre-conditional basis and whether pursuant to Rule 2.4 of the City Code, Rule 2.5 of the City Code or otherwise) during the same offer period (as such term is defined in the City Code) as the first Competing Proposal subsequently becomes effective, becomes or is declared unconditional in all respects or is otherwise completed; or

(c)	if the Acquisition is proceeding by way of the Scheme, the Court Meeting and/or the General Meeting is adjourned without the prior written consent of Bidco (unless such adjournment is a Permitted Adjournment).

9.2 If the Break Fee becomes payable pursuant to clause 9.1, Intec shall pay the Break Fee by not later than five Business Days after the earlier of: (i) the date on which the relevant Competing Proposal becomes effective, becomes or is declared unconditional in all respects or is otherwise completed; or (ii) the time at which Bidco’s original offer lapses or is withdrawn or (if Bidco’s offer is implemented by way of scheme of arrangement) where the Scheme is adjourned sine die.

9.3 All sums payable under this clause 9 shall be paid in the form of an electronic funds transfer for same day value to such bank account as may be notified by Bidco in writing to Intec and shall be paid in full free from any deduction or withholding whatsoever (save only as may be required by law) and without regard to any lien, right of set-off, counterclaim or otherwise.

9.4 The parties anticipate, and shall use all reasonable endeavours to secure, that the Break Fee is not treated for VAT purposes as consideration for a taxable supply. If, however, the Break Fee is determined by HM Revenue & Customs to be in whole or part consideration for a taxable supply in respect of which Bidco (or the representative member of the group of which Bidco is a member) is liable to account for VAT then, to the extent that such VAT is recoverable by Intec (or the representative member of the group of which Intec is a member) by repayment or credit, the amount of the Break Fee shall be increased to take account of such recoverable VAT, such that (i) the Break Fee (inclusive of any amount of VAT); less (ii) any amount of VAT in respect of which Intec (or such representative member) is entitled to credit or repayment, shall be equal to the amount that the Break Fee would have been in the absence of any such VAT. For the avoidance of doubt, if and to the extent that such VAT is irrecoverable by Intec (or such representative member) then no additional amount shall be paid in respect of such VAT and the Break Fee shall be VAT inclusive.

9.5 Such adjusting payment as may be required by Intec to give effect to clause 9.4 above shall be made five Business Days after the date on which the determination by HM Revenue & Customs has been communicated by Bidco to Intec (together with such evidence of it as is reasonable in the circumstances to provide, and together with the provision of a valid VAT invoice) or, if later, five Business Days after the VAT is recovered.

9.6 Nothing in this Agreement shall oblige Intec to pay to Bidco any amount (whether in the form of the Break Fee or in damages in respect of any breach of any provision of this Agreement) that the Panel would not permit it to pay pursuant to Rule 21.2 of the City Code or which would otherwise be unlawful.

10.	TERMINATION

10.1 This Agreement may be terminated and, subject to clause 10.2, all obligations of Bidco and Intec under this Agreement shall cease, as follows:

(a)	as agreed in writing between Bidco and Intec at any time prior to the Acquisition Effective Date;

(b)	if the Scheme lapses or terminates, unless Bidco has elected prior to such time or elects within five Business Days following such time, to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.7;

(c)	if Bidco elects to implement the Acquisition by way of the Takeover Offer, the Takeover Offer is withdrawn by Bidco (with the consent of the Panel if required) or lapses;

(d)	upon service of a notice by Bidco on Intec if at any time prior to satisfaction of the Conditions a person (or persons) not acting in concert with Bidco unconditionally acquires more than 50 per cent. of Intec’s then issued ordinary share capital;

(e)	upon service of a written notice by Bidco on Intec if the recommendation of the Intec Directors contained in the Rule 2.5 Announcement is withdrawn, qualified or adversely modified at any time prior to the Scheme Court Hearing; or

(f)	upon service of a written notice by Intec on Bidco if, to comply with their fiduciary duties (based on appropriate external financial and legal advice), the recommendation of the Intec Directors contained in the Rule 2.5 Announcement is withdrawn, qualified or modified adversely at any time prior to the Scheme Court Hearing; or

(g)	if the Acquisition Effective Date has not occurred by the Longstop Date.

10.2 Termination of this Agreement shall be without prejudice to the rights of either of the parties which have arisen prior to termination, including (without limitation) any claim in respect of a breach of this Agreement. Clauses 1 (Definitions and Interpretation), 9 (Break Fee), 11 (Costs), 12 (Announcements), 14 (Entire Agreement) and 15 (Miscellaneous) shall survive termination of this Agreement.

11.	COSTS

11.1 Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by either party of the terms of this Agreement), each party shall pay its own costs and expenses in connection with or incidental to the Acquisition.

12.	FIDUCIARY DUTIES OF THE INTEC DIRECTORS

12.1 The obligations and restrictions imposed on Intec and the Intec Directors under clauses 2.1, 2.2, 3.1, 3.2 (a) to (e) (inclusive), 3.2 (h) to (l) (inclusive) and 8.1(d)(vii) of this Agreement shall not apply to the extent that the Intec Directors conclude (based on appropriate external financial and legal advice) that they are obliged to disregard such obligation or restriction in order to comply with their fiduciary duties.

13.	ANNOUNCEMENTS

13.1 Subject to clause 13.2, prior to the satisfaction or waiver (as the case may be) of the Conditions, no announcement or statement shall be made regarding the Acquisition except on a joint basis or on terms agreed in advance by the other party (such agreement not to be unreasonably withheld or delayed).

13.2 The restriction in clause 13.1 shall not apply to: (i) any announcement or statement required by applicable law, regulation, court order, Relevant Authority or the rules of any stock exchange provided that the party required to make such an announcement or statement will, if practicable, consult with the other party as to the content and timing of such announcement or statement and the extent of the required disclosure; (ii) any announcement or statement made by either party following an announcement or statement by a third party of a possible offer, or firm intention to make an offer, for Intec; or (iii) any announcement or statement made by Intec in which the recommendation of the Intec Directors is withdrawn, modified, qualified or amended in accordance with clause 6.2.

14.	ENTIRE AGREEMENT

14.1 Subject to clause 14.3, this Agreement and the Confidentiality Agreement constitute the entire agreement between the parties relating to the Acquisition and supersede any previous agreement whether written or oral between the parties in relation to the Acquisition, except that the confidentiality provisions in the Confidentiality Agreement shall remain in full force and effect in accordance with the terms of such agreement.

14.2 Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement. If there is any inconsistency between the terms of the Confidentiality Agreement and this Agreement, the relevant terms of this Agreement shall prevail.

14.3 The parties agree that the undertakings and obligations set out in paragraph 10 (“Standstill Obligation”) of the Confidentiality Agreement shall expire on the execution of this Agreement. All other terms of the Confidentiality Agreement shall continue in full force and effect, as amended by this clause 14. For the purposes of paragraph 1 (“Duty of Confidentiality”) of the Confidentiality Agreement, Intec hereby consents to the disclosure, copying, reproduction and distribution by CSG International to any provider or potential provider of finance to the CSG Group for the purposes of the Acquisition of any Information reasonably requested by any such provider or potential provider of such finance provided that.

(a)	CSG International shall be responsible for procuring that each provider or potential provider of finance who receives Information adheres to the confidentiality obligations contained in the Confidentiality Agreement as if it were a party to such agreement; and

(b)	access to Information is provided on the condition that any Information provided to such provider or potential provider of finance is used only for the purposes of making a decision relating to the financing of the Acquisition.

14.4 The parties agree that, on execution of this Agreement, the Non-Solicitation Agreement shall terminate and all rights and obligations of CSG International and Intec thereafter shall cease (save in respect of any antecedent breach of such agreement).

14.5 Except in the case of fraud, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement or the Confidentiality Agreement.

14.6 For the purposes of this clause, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the date of this Agreement.

15.	MISCELLANEOUS

15.1 Notices under this Agreement shall be given in writing, by personal delivery, pre-paid recorded delivery mail, by facsimile transmission or by courier, and shall be effective when duly given in accordance with clause 15.2. Notices shall be given as follows:

(a)	if to Intec:

Intec

Wells Court

Albert Drive

Woking

Surrey

GU21 5UB

FAO: Robin Taylor

Fax: +44 1483 745974

with a copy to:

Richard Spedding

Partner

Travers Smith LLP

10 Snow Hill

London

EC1A 2AL

Fax: +44 20 7295 3500

(b)	if to CSG Systems

c/o Bidco

20-22 Bedford Row

London

WC1R 4JS

FAO: Joseph T. Ruble

Fax: +1 303 796 2870

with a copy to:

Piers Prichard Jones

Partner

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London

EC4Y 1HS

Fax: +44 20 7108 4687

(c)	if to Bidco:

20-22 Bedford Row

London

WC1R 4JS

FAO: Joseph T. Ruble

Fax: +1 303 796 2870

with a copy to:

Piers Prichard Jones

Partner

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London

EC4Y 1HS

Fax: +44 20 7108 4687

15.2 Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered personally, on delivery;

(b)	if sent by pre-paid recorded delivery mail, at 10.00 a.m. on the second Business Day following the date of posting;

(c)	if sent by facsimile, when sent (with receipt confirmed); and

(d)	if sent by courier, on delivery.

15.3 The provisions of this Agreement may be modified or amended only by written agreement between Bidco and Intec.

15.4 None of the parties to this Agreement may (or purport to) assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the other parties.

15.5 A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

15.6 If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

15.7 This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

15.8 This Agreement and any non-contractual obligations arising from or related to it shall be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the English Courts.

SCHEDULE 1

FORM OF RULE 2.5 ANNOUNCEMENT

SCHEDULE 2

SCHEME TIMETABLE

Stage	Indicative Date

☐ Execute this Agreement ☐ Issue Rule 2.5 Announcement	24 September 2010

☐ Part 8 Claim Form issued	29 September 2010

☐ Hearing of the Part 8 Claim Form for leave to convene the Court Meeting	11 October 2010

☐ Post Scheme Document	12 October 2010

☐ Court Meeting and General Meeting	3 November 2010

☐ Scheme Court Hearing	25 November 2010

☐ Reduction Court Hearing	29 November 2010

☐ Effective date of the Scheme ☐ Delisting of the Intec Shares	30 November 2010

☐ Post consideration to former Intec Shareholders	By no later than 14 December 2010

SCHEDULE 3

INTEC SHARE SCHEMES

Part 1

Share Scheme Proposals

Introduction

1. It is the commercial intention of Intec and Bidco that the options and awards held under the Intec Share Schemes by employees of Intec and its Group will be dealt with in accordance with the terms set out in this Schedule. For the avoidance of doubt, should the Acquisition proceed by way of a Takeover Offer (rather than by way of Scheme), unless otherwise specified the provisions of this Schedule shall apply as far as possible on the same terms and conditions to such Takeover Offer (as applicable).

2. In this Schedule “Intec Share Schemes” means:

(a)	the Intec Company Share Option Scheme (the “CSOP”) which provides for the grant of HM Revenue & Customs approved options (the “Approved Options”) and unapproved options (the “Unapproved Options”);

(b)	the Intec Long Term Incentive Plan (the “LTIP”) which provides for the grant of performance and matching conditional share awards and options (the “Awards”); and

(c)	the Intec 2000 Stock Option and Incentive Plan for United States Employees (the “US Plan”) which provides for the grant of qualifying and non-qualifying incentive stock options (the “US Options”).

3. Intec hereby confirms that:

(a)	the table set out in Section A of Part 2 of this Schedule correctly details all subsisting Approved Options, Unapproved Options and US Options to acquire Intec Shares as at the date of this Agreement (together the “Options”);

(b)	the table set out in Section D of Part 2 of this Schedule correctly details all subsisting Awards to acquire Intec Shares as at the date of this Agreement;

(c)	no further Options or Awards or other rights to acquire Intec Shares will be granted under any of the Intec Share Schemes or any other employee benefit, bonus or profit sharing scheme prior to the effective date of the Scheme; and

(d)	save to the extent that certain Options and/or Awards are satisfied using Intec Shares from the EBT (for which see paragraphs 16-18 below), all Options and Awards that are exercised or will vest as a result of the Scheme will be satisfied using new issue Intec Shares.

Making the Proposals

4. If the Acquisition proceeds by way of Scheme, Intec undertakes to take all necessary steps to prepare, in a form to be agreed between Intec and Bidco, letters to each of the participants in the Intec Share Schemes, and to post or arrange the posting of such letters on or as soon as reasonably practicable after the posting of the Scheme Document. Such letters shall be produced in sufficient time to afford Bidco and its relevant professional advisors to comment on the same and shall include a form enabling the participants to exercise their Options conditionally upon the Court sanctioning the Scheme (at the Scheme Court Hearing and to the extent exercisable in accordance with the relevant Intec Share Scheme rules, as amended where applicable and subject to tax authority approval where applicable) and shall inform participants of their rights under the Intec Share Schemes, including details of the lapse provisions in relation to their Options and/or their Awards and explaining what shall happen, under the Scheme, to the Intec Shares that they shall receive on the exercise of their Options and/or the vesting of their Awards (as applicable).

The Proposals: Options

5. Intec hereby confirms that the table set out in Section B of Part 2 of this Schedule correctly details (as at the date of this Agreement) all subsisting Options to acquire Intec Shares that are ‘in the money’ (i.e. their exercise prices are lower than the proposed offer price of 72 pence per Intec Share).

6. For the above purposes, Intec’s remuneration committee (the “Remuneration Committee”) has confirmed that the performance conditions attaching to the subsisting Options set out in Section B of Part 2 of this Schedule have been satisfied in full and the Options are currently exercisable in full in accordance with their terms.

7. Where permitted by the rules of the relevant Intec Share Scheme, holders of subsisting Options shall be permitted to exercise their subsisting Options at such time as would:

(a)	enable the holders of Approved Options to qualify, where possible, for beneficial income tax and National Insurance contributions treatment on exercise of such options; and

(b)	enable Intec (or the relevant employing company in Intec’s Group) to receive a corporation tax deduction under Part 12 of the Corporation Tax Act 2009 in relation to the exercise of Options and/or receipt of Intec Shares under the Intec Share Schemes;

8. Participants under the CSOP and the US Plan will be offered the opportunity to exercise their Options conditionally upon the Court sanctioning the Scheme (at the Scheme Court Hearing) and shall be offered a ‘cashless exercise facility’ (structured as an undertaking to pay) whereby any exercise price payable on the exercise of an Option (along with any tax, employee and employer’s National Insurance contributions that they have agreed to pay or their equivalents in any jurisdiction required to be withheld) will be deducted from the cash consideration due to the participant under the Scheme and remitted to or at the direction of Intec.

9. Options granted under the CSOP shall lapse, to the extent not exercised, at the end of one month following the effective date of the Scheme. Options granted under the US Plan, to the extent not exercised, will continue to subsist following the effective date of the Scheme, on an indefinite basis and otherwise in accordance with the US Plan rules.

The Proposals: Awards

10. The parties agree that the table set out in Section D of Part 2 of this Schedule correctly details (as at the date of this Agreement) all subsisting Awards to acquire Intec Shares that will vest (in the case of conditional share awards) or that will become exercisable (in the case of nil or nominal cost options) upon the Court sanctioning of the Scheme (at the Scheme Court Hearing) subject to the satisfaction of performance conditions.

11. For the above purposes, the Remuneration Committee has confirmed that the performance conditions attaching to the subsisting Awards set out in Section D of Part 2 of this Schedule have been met as to the estimated vesting percentages set out in column 7. These percentages relate to (i) a performance target based on Intec’s earnings per share (“EPS”) and (ii) a performance target based on Intec’s total shareholder return (“TSR”). The Remuneration Committee has further confirmed that Intec’s relative performance against the EPS target has been measured based on an earnings forecast prepared for the Remuneration Committee immediately prior to the announcement of the Acquisition, the results of which are reflected in the estimated percentages and share numbers in Section D of Part 2, accordingly. It has also been confirmed that Intec’s relative performance against the TSR target has been estimated for the purposes of this agreement (the results of which are reflected in Section D of Part 2) but will be measured again as close to the date of delisting as practicable and it is then that the estimated percentages and share numbers in Section D of Part 2 will be finalised. The Remuneration Committee has also exercised its discretion under the Rules of the LTIP by which it has considered it inappropriate to apply the time pro-rata reduction which would otherwise apply to the outstanding LTIP awards.

12. Participants under the LTIP whose Awards are in the form of nominal cost options and which will become exercisable upon the Court sanctioning of the Scheme will not be required to finance the exercise of such Awards. Instead the Participants will be offered the opportunity to exercise their Awards using a ‘cashless exercise facility’ on the same terms as the Options described in paragraph 8 above with the exercise price to be deducted from the cash consideration due to them under the Scheme and remitted to or at the direction of Intec.

13. Awards will lapse, to the extent not exercised in the case of nil or nominal cost options and to the extent not vested in the case of conditional share awards, in accordance with the LTIP rules.

The Proposals: Non-UK Jurisdictions

14. The parties agree that they shall co-operate together to consider whether it may be appropriate for tax, securities law or administrative reasons to invite holders of Options and/or Awards who are resident in a jurisdiction outside of the UK, as an alternative to exercise and/or vesting, to cancel their Options and/or Awards conditionally upon the Scheme becoming effective, in consideration for a cash payment equal to the offer price of 72 pence per Intec Share less any applicable exercise price per Intec Share, multiplied by the number of Intec Shares subject to the relevant Option / Award (the “Cash Cancellation Payment”). Any such Cash Cancellation Payment will be made by Bidco (unless otherwise agreed between Intec and Bidco) and will be subject to a deduction for any applicable withholding taxes and employee social security contributions due.

The Underwater Options

15. Intec hereby confirms that the table set out in Section C of Part 2 of this Schedule correctly details (as at the date of this Agreement) all subsisting Options to acquire Intec Shares that are ‘underwater’ (i.e. their exercise prices are higher than the proposed offer price of 72 pence per Intec Share).

The EBT

16. The Intec Employee Share Trust, constituted by a trust deed dated 13 June 2000 (the “EBT”), currently holds 270,000 unallocated Intec Shares in the trust fund.

17. The parties agree that the trustees of the EBT will be requested to consider and if thought fit, agree to satisfy certain Options and/or Awards using these unallocated Intec Shares.

18. To the extent that the trustees of the EBT are unable to utilise any or all of the Intec Shares held by the EBT to satisfy Options and/or Awards, any remaining proceeds received for the Intec Shares held by the EBT under the Scheme will be used by the EBT to repay the loan currently outstanding between by the EBT and Independent Technologies Systems Limited (a subsidiary of Intec) which loan was provided on an interest free basis under the terms of a loan agreement dated 14 June 2000.

Articles of Association

19. Intec and Bidco agree that the board of directors of Intec shall propose (at the General Meeting) an amendment to the articles of association of Intec by the adoption and inclusion of a new article under which any Intec Shares issued after the effective date of the Scheme shall be immediately transferred to Bidco (or as it may direct) in exchange for the same consideration as is due under the Scheme.

SCHEDULE 3

Part 2 Options and Awards

SECTION A – SUBSISTING OPTIONS

Scheme	Date of Grant	Exercise Price (p)*	Number of Intec Shares
US Plan	01/01/2001	80.42	146,372
US Plan	02/04/2001	80.42	91,749
Unapproved Plan	02/04/2001	87.50	134,127
Unapproved Plan	21/06/2001	107.00	220,597
US Plan	27/03/2002	64.98	563,227
Approved Plan	27/03/2002	70.50	177,298
Unapproved Plan	27/03/2002	70.50	446,738
Approved Plan	27/03/2003	15.00	19,694
Unapproved Plan	27/03/2003	15.00	170,542
US Plan	27/03/2003	15.44	202,630
Approved Plan	15/03/2004	63.00	138,781
Unapproved Plan	15/03/2004	63.00	607,950
US Plan	15/03/2004	73.34	245,563
US Plan	23/11/2004	67.75	26,377
Unapproved Plan	21/11/2004	67.75	316,159
US Plan	06/06/2005	71.27	454,035
Approved Plan	06/06/2005	61.00	157,990
Unapproved Plan	06/06/2005	61.00	1,879,737
US Plan	21/07/2006	49.86	680,998
Approved Plan	21/07/2006	42.00	152,427
Unapproved Plan	21/07/2006	42.00	553,855
Approved Plan	01/03/2007	45.50	54,395
Approved Plan	03/01/2008	44.50	57,303
Total			7,498,544

SECTION B – ‘IN THE MONEY OPTIONS’

Scheme	Date of Grant	Exercise Price (p)*	Number of Shares
US Plan	27/03/2002	64.98	563,227
Approved Plan	27/03/2002	70.50	177,298
Unapproved Plan	27/03/2002	70.50	446,738
Approved Plan	27/03/2003	15.00	19,694
Unapproved Plan	27/03/2003	15.00	170,542
US Plan	27/03/2003	15.44	202,630
Approved Plan	15/03/2004	63.00	138,781
Unapproved Plan	15/03/2004	63.00	607,950
US Plan	23/11/2004	67.75	26,377
Unapproved Plan	21/11/2004	67.75	316,159
US Plan	06/06/2005	71.27	454,035
Approved Plan	06/06/2005	61.00	157,990
Unapproved Plan	06/06/2005	61.00	1,879,737
US Plan	21/07/2006	49.86	680,998
Approved Plan	21/07/2006	42.00	152,427
Unapproved Plan	21/07/2006	42.00	553,855
Approved Plan	01/03/2007	45.50	54,395
Approved Plan	03/01/2008	44.50	57,303
Total			6,660,136

SECTION C – UNDERWATER OPTIONS

Scheme	Date of Grant	Exercise Price (p)*	Number of Intec Shares
US Plan	01/01/2001	80.42	146,372
US Plan	02/04/2001	80.42	91,749
Unapproved Plan	02/04/2001	87.50	134,127
Unapproved Plan	21/06/2001	107.00	220,597
US Plan	15/03/2004	73.34	245,563
Total			838,408

*	US Plan exercise prices have been converted into sterling based on the Bank of England spot exchange rate of 1.5543 US$ to £1 GBP as at 21 September 2010.

PART D – SUBSISTING LTIP AWARDS

1	2	3	4	5	6	7
Date of Grant	Type of Award	Exercise Price (if any) (p)	Total Award	Lapsing Award	Estimated Number of Intec Shares Vesting*	Estimated % Vesting*
02/01/2008	Conditional award	0.00	1,408,706	(393,029)	1,015,677	72.1%
02/01/2008	Matching awards - conditional	0.00	80,057	(35,866)	44,191	55.2%
02/01/2008	Matching awards - nil cost option	0.00	28,557	(12,794)	15,763	55.2%
02/01/2008	Matching awards - nominal cost option	1.00	74,318	(33,295)	41,023	55.2%
02/01/2008	Nil cost option	0.00	449,857	(125,509)	324,348	72.1%
02/01/2008	Nominal cost option	1.00	1,262,321	(352,187)	910,134	72.1%
25/11/2008	Conditional award	0.00	600,735	(167,605)	433,130	72.1%
06/01/2009	Conditional award	0.00	2,952,715	(236,217)	2,716,498	92.0%
06/01/2009	Matching awards - conditional	0.00	129,075	(20,652)	108,423	84.0%
06/01/2009	Matching awards - nil cost option	0.00	26,875	(4,300)	22,575	84.0%
06/01/2009	Matching awards - nominal cost option	1.00	186,997	(29,920)	157,077	84.0%
06/01/2009	Nil cost option	0.00	386,758	(30,940)	355,818	92.0%
06/01/2009	Nominal cost option	1.00	955,856	(76,468)	879,388	92.0%
20/05/2009	Conditional award	0.00	157,533	(12,603)	144,930	92.0%
03/08/2009	Conditional award	0.00	36,106	(2,888)	33,218	92.0%
06/01/2010	Conditional award	0.00	1,531,288	(1,531,288)	—	0.0%
06/01/2010	Matching awards - conditional	0.00	52,507	(52,507)	—	0.0%
06/01/2010	Matching awards - nominal cost option	1.00	100,444	(100,444)	—	0.0%
06/01/2010	Nominal cost option	1.00	493,000	(493,000)	—	0.0%

Grand Total			10,913,705	(3,711,512)	7,202,193

*	These percentages and the number of Intec Shares vesting will be finalised by the Intec Remuneration Committee as more particularly set out in paragraph 11 of Section 1 above.

SIGNED by	)
for and on behalf of	)
CSG SYSTEMS UK LIMITED	)

SIGNED by	)
for and on behalf of	)
CSG SYSTEMS, INC.	)

SIGNED by	)
for and on behalf of	)
INTEC TELECOM SYSTEMS PLC	)